Filed by Quantum Fuel Systems Technologies Worldwide, Inc.

Commission File No. 0-49629

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: Global Thermoelectric Inc. and

Quantum Fuel Systems Technologies Worldwide, Inc.

PRESS RELEASE

QUANTUM Files Investor Presentation

Irvine, CA - April 24, 2003 - QUANTUM Fuel Systems Technologies Worldwide, Inc. (Nasdaq: QTWW) announced today that it has filed an investor presentation with the Securities Exchange Commission. On April 9, 2003, QUANTUM announced its intent to acquire all of the outstanding shares of Global Thermoelectric Inc. (TSX: GLE) in a share-for-share exchange. The investor presentation outlines the transaction structure, rationale, and synergies. The Company believes the combination of QUANTUM and Global will immediately create a more cost efficient, well capitalized, and diversified company to address transportation, stationary power generation and hydrogen refueling markets.

QUANTUM believes the synergies and strategic rationales for the combination, as described in the investor presentation, are as follows:

•	Solid financial foundation: the combination will result in a Nasdaq-listed entity that is well capitalized; has a balanced, funded, and diversified business plan; and has a higher profile in the capital markets in the United States.
•	Improved operational efficiency: the combination will improve operational efficiency by integrating and leveraging research and development initiatives; by combining product development and commercialization efforts; by leveraging manufacturing capabilities and capacity; and, by eliminating redundant public company and other sales, general, and administrative costs.
•	Diversification advantages: the combination will generate complementary revenue streams in established markets and will provide access to transportation, stationary power and hydrogen refueling markets with an expanded product portfolio.
•	Access to blue-chip customer base and government funding: the combination will leverage QUANTUM’s existing relationships with a broader product portfolio for development and commercialization opportunities and provide an enhanced ability to secure customer and government funding.

QUANTUM expects to provide shareholders with a joint proxy statement/management information circular with detailed information about the proposed transaction. In the interim, QUANTUM’s recent registration statement dated January 17, 2003, filed with the Securities and Exchange Commission lists the risk factors associated with an investment in QUANTUM.

This combination is subject to approval by the shareholders of QUANTUM and Global, as well as regulatory approvals and other customary closing conditions, and accordingly is expected to close in the third quarter of calendar year 2003, again subject to the timing of regulatory approvals.

Under the terms of the definitive combination agreement, Global common shareholders will receive between 0.835 and 1.020 shares of QUANTUM stock for each share of Global common stock outstanding. The transaction exchange ratio will be determined by dividing the 20-day volume weighted average

QUANTUM stock price ending 3 days prior to the Global shareholder meeting into U.S.$2.6284. Global common shareholders will own between 52% and 57% of the pro forma QUANTUM common shares outstanding immediately following completion of the transaction. QUANTUM will maintain its listing on the Nasdaq National Market and will maintain Global as a Canadian subsidiary. Global’s outstanding preferred shares will remain in this subsidiary.

Under the terms of the combination agreement, Global has an option not to proceed with the transaction, without triggering a termination fee or expense reimbursement, if the volume weighted average share price for QUANTUM stock drops below $2.15 for any 15 consecutive trading days. Global may exercise its walk-away right for a period of three days after any day on which the QUANTUM 15-day volume weighted average share price falls below $2.15, calculated in the manner described above.

The investor presentation can be found on QUANTUM’s web site at www.qtww.com <http://www.qtww.com> or on the SEC’s web site at www.sec.gov <http://www.sec.gov>.

Company profiles

Global Thermoelectric Inc. (www.globalte.com <http://www.globalte.com>) is a world leader in the development of solid oxide fuel cell (SOFC) products. Global is also the world’s largest manufacturer and distributor of thermoelectric stationary power generators for use in remote locations. Global is developing fuel cell products that are compatible with natural gas or propane and is currently prototyping systems to address residential and remote applications. Global is listed on the Toronto Stock Exchange (stock symbol: GLE).

QUANTUM’s business focuses on three main areas: Transportation, Stationary Power, and Refueling Infrastructure. QUANTUM designs, manufactures, and supplies components and integrated fuel systems to original equipment manufacturers for use in alternative fuel vehicles, fuel cell applications, and hydrogen refueling systems. These fuel cell applications include transportation and industrial vehicles, and stationary and portable power generation. QUANTUM’s advanced fuel systems comprise the fuel storage, fuel metering, control, and injection of gaseous fuels to improve efficiency, enhance power output, and optimize emissions from fuel cell applications and internal combustion engines that operate on natural gas, propane, or hydrogen. QUANTUM’s customer base includes General Motors, Toyota, Opel, Hyundai, Suzuki, Ford, Sunline, Yamaha, and AeroVironment. QUANTUM is a member of the GM fuel cell alliance of fuel cell commercialization companies. More information about QUANTUM can be found on its web site at www.qtww.com <http://www.qtww.com>.

Forward-looking statements:

Statements in this document regarding the proposed transaction between QUANTUM and Global, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for QUANTUM, and any other statements about the future expectations, beliefs, goals, plans, or prospects expressed by the management of either QUANTUM or Global constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability of the parties to consummate the transaction, the ability of parties to obtain all requisite approvals, the ability of the parties to successfully integrate QUANTUM’s and Global’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors and risks described in QUANTUM’s Form 10, S-1, Form 10-K, and other documents filed with the Securities and Exchange Commission by QUANTUM.

Forward-looking statements are based on the beliefs, opinions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements if those beliefs, opinions, expectations, or other circumstances should change.

The foregoing may be deemed to be offering materials of Quantum Fuel Systems Technologies Worldwide, Inc. in connection with Quantum’s proposed acquisition of the outstanding common shares of Global Thermoelectric Inc. on the terms and subject to the conditions in the Combination Agreement, dated as of April 8, 2003, between Quantum and Global. The Combination Agreement was previously filed by Quantum under cover of Form 8-K.

In connection with their proposed combination, Quantum and Global intend to file a joint proxy statement/management information circular (the “Joint Proxy Statement”) with the Securities and Exchange Commission (the “SEC”). STOCKHOLDERS OF QUANTUM AND GLOBAL AND OTHER INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT QUANTUM, GLOBAL, THE TRANSACTION, THE PERSONS SOLICITING PROXIES IN THE TRANSACTION AND THEIR INTERESTS IN THE TRANSACTION AND RELATED MATTERS.

After it is filed with the SEC, the joint proxy statement will be available for free, both on the SEC’s web site at www.sec.gov and from Quantum by directing a written or oral request for copies to Cathy Johnston, Quantum Fuel Systems Technologies Worldwide, Inc., 17872 Cartwright Road, Irvine CA, 92614, telephone: (949) 399-4500.

In addition to the proposed registration statement and joint proxy statement, Quantum files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Quantum at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Quantum’s filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC’s web site at http://www.sec.gov.

For further information, please contact:

Dale Rasmussen	Andy Abele	Cathy Johnston
Investor Relations	Director of Business Development	Director of Communications
+1-206-315-8242	+1-949-399-4527	and Corporate Support
drasmussen@qtww.com	aabele@qtww.com	+1-949-399-4548
cjohnston@qtww.com